SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTIETH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Meeting held over video conferencing. 2. DATE: June 7, 2023, at 8 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and VICTÓRIA BARALDI MENDES BATISTA, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

The Board of Directors:

I.	unanimously approved the Interim Financial Statements for the first quarter of 2023 of Copel (Holding Company), for filing with the Securities and Exchange Commission - SEC;
II.	unanimously approved the refiling with the Brazilian Securities and Exchange Commission - CVM of the quarterly information form prepared based on the Interim Financial Statements for the first quarter of 2023 of Copel (Holding Company);
III.	unanimously approved to forward to the Shareholders’ Meeting the proposal to amend and consolidate the Company's Bylaws and recommend its approval so that the Board of Directors can approve, without statutory changes, the share capital increase of up to the limit of 4,000,000,000 registered, book-entry shares with no par value (“Amendment to the Bylaws - Authorized Capital”);
IV.	unanimously approved to forward to the Shareholders’ Meeting the proposal authorizing the implementation, by the Company, of the public offering of primary distribution of common shares issued by the Company and American Depositary Receipts (“ADR” and “Offering”), recommending its approval, and the consequent submission of the request for registration of the Offering (“Request for Registration”);
V.	unanimously recommended that the Shareholders’ Meeting approve the proposal to authorize and delegate powers to the Board of Directors within the scope of the offering (“Delegation”);
VI.	unanimously approved to forward to the Shareholders’ Meeting the proposal to create a special class of preferred shares, i.e. the Golden Share, recommending its approval, under paragraph 7 of article 17 of Federal Law 6,404 of December 15, 1976 and pursuant to State Law 21,272/2022 (“Golden Share”), subject to the condition precedent of settling the public offering of secondary distribution of shares that will be carried out by the Paraná State Government, with the consequent conversion of the Company into a corporation with diluted equity and no controlling shareholder (“Conversion into Corporation”);
VII.	unanimously approved to forward to the Shareholders’ Meeting the proposal to convert 1 (one) common share owned by the Paraná State Government into 1 (one) Golden Share, recommending its approval, subject to the condition precedent of converting the Company into a Corporation, in compliance with State Law 21,272/2022 (“Conversion into Golden Share”);
VIII.	unanimously approved to forward to the Shareholders’ Meeting the proposal to fully amend and consolidate the Company's Bylaws, recommending its approval, subject to the condition precedent of converting the Company into a Corporation, so as to provide for the inclusion of the requirements laid down by Law 21,272/2022, including other changes (“Bylaws of a Corporation”), and the exclusion of the requirements laid down by Law 13,303/2016;

IX.	unanimously asked the Shareholders’ Meeting to authorize the Company’s management to submit to B3 a request for the Company to join B3’s special stock market segment called “Novo Mercado” (even if under certain conditions) and for listing the Company’s shares in said segment;
X.	unanimously approved to forward to the Shareholders’ Meeting the proposal for the mandatory conversion – except for the special class of preferred shares (“Golden Share”) – of all class “A” and class “B” preferred shares into registered, book-entry common shares with no par value, in a ratio of 1 (one) class “A” or class “B” preferred share for 1 (one) common share (“Conversion of Shares”), with effectiveness subject to the implementation of certain conditions precedent, including ratification of the Conversion of Shares by the special meeting of shareholders of preferred shares (“Novo Mercado Conditions Precedent”);
XI.	unanimously approved to forward to the Shareholders’ Meeting the termination of the program of issuance of share deposit certificates (“Units”), composed of 5 (five) shares issued by the Company, being 1 (one) common share and 4 (four) class “B” preferred shares, recommending the approval of said termination, subject to the implementation of the Novo Mercado Conditions Precedent;
XII.	unanimously approved to forward to the Shareholders’ Meeting the proposal to fully amend and consolidate the Company’s bylaws, recommending its approval, subject to the implementation of the Novo Mercado Conditions Precedent, in order to provide for the cancellation of the Units, the inclusion of the mandatory provisions set forth in B3’s Novo Mercado listing segment regulation, and the maintenance of the special class of preferred shares exclusively owned by the Paraná State Government, after the conversion of shares (“Novo Mercado Bylaws”);
XIII.	unanimously asked the Shareholders’ Meeting to authorize management to perform all the necessary acts in Brazil and abroad to formalize all resolutions contained in items III to XII of this 230th Extraordinary Board of Directors’ Meeting; and
XIV.	unanimously approved the calling of Copel’s 207th Extraordinary Shareholders’ Meeting - ESM to analyze and resolve on the approved matters listed in items III to XIII of this 230th Extraordinary Board of Directors’ Meeting.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO (Secretary); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; JORGE EDUARDO MARTINS MORAES; LUCIA MARIA MARTINS CASASANTA; MARCO ANTONIO BOLOGNA; MARIA CARMEN WESTERLUND MONTERA, and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

This is a free English translation of the summary of the minutes of Copel’s 230th Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book number 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 7, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.